UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 8)*


                   Citadel Holding Corporation
___________________________________________________________________________
                        (Name of Issuer)


                   Common Stock, No Par Value
___________________________________________________________________________
                 (Title of Class of Securities)


                            172862104
___________________________________________________________________________
                         (CUSIP Number)

                       Randall J. Demyan,
                   Dillon Capital Management,
                21 East State Street, Suite 1410
                      Columbus, Ohio 43215
                         (614) 222-4204
___________________________________________________________________________
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                        January 10, 1995
___________________________________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.
       ______
       |____|


Check the following box if a fee is being paid with the statement _____. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       Page 1 of 12 Pages

                         SCHEDULE 13D


CUSIP NO.          172862104                   Page 2 of 12 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Dillon Investors, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     a.__X__               b. _____


3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       700,000
8.   SHARED VOTING POWER:       None
9.   SOLE DISPOSITIVE POWER:  700,000
10.  SHARED DISPOSITIVE POWER:  None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          700,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          10.49%

14.  TYPE OF REPORTING PERSON*:

          PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 3 of 12 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     a.__X__               b._____


3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       5,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  5,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          5,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .075%

14.  TYPE OF REPORTING PERSON*:

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 4 of 12 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. - IRA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     a.__X__               b._____


3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _____


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          U.S.A.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       90,000
8.   SHARED VOTING POWER:      None
9.   SOLE DISPOSITIVE POWER:  90,000
10.  SHARED DISPOSITIVE POWER: None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          90,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          1.35%

14.  TYPE OF REPORTING PERSON*:

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 5 of 12 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Roderick H. Dillon, Jr. Foundation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     a.__X__               b._____


3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          Ohio


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       2,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  2,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          2,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .030%

14.  TYPE OF REPORTING PERSON*:

          OO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                          SCHEDULE 13D


CUSIP NO.          172862104                   Page 6 of 12 Pages


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

          Bradley C. Shoup - IRA

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

     a.__X__               b._____


3.   SEC USE ONLY:




4.   SOURCE OF FUNDS*:

          PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):

     _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:       2,000
8.   SHARED VOTING POWER:     None
9.   SOLE DISPOSITIVE POWER:  2,000
10.  SHARED DISPOSITIVE POWER:None


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

          2,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*:

     _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

          .030%

14.  TYPE OF REPORTING PERSON*:

          IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Supplement to Amendment No. 8 to Schedule 13D
Issuer - Citadel Holding Corporation
Reporting Persons  - Dillon Investors, L.P., Roderick H. Dillon,
   Jr., Roderick H. Dillon, Jr. - IRA, Roderick H. Dillon, Jr.
   Foundation and Bradley C. Shoup - IRA.


Item 1.   Security and Issuer

          This Amendment No. 8 to Schedule 13D filed by the reporting persons Dillon Investors, L.P. ("DI"), Roderick H. Dillon, Jr. ("RHD"), Roderick H. Dillon, Jr.-IRA ("RHD-IRA") and Roderick H. Dillon, Jr. Foundation ("RHD-Foundation") (collectively, the "Dillon Entities") and Bradley C. Shoup ("Shoup") (the "Dillon Entities" and "Shoup" are collectively referred to as the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") relates to the common stock, without par value ("Common Stock"), of Citadel Holding Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 700 North Central, Suite 500, Glendale, California 91203. This Amendment No. 8 amends certain information set forth in the
Schedule 13D filed by the Dillon Entities on March 18, 1994, as amended by Amendment No. 1 filed on September 9, 1994 ("Amendment No. 1"), Amendment No. 2 filed on October 17, 1994 ("Amendment No. 2"), Amendment No. 3 filed on November 4, 1994 ("Amendment No. 3"), Amendment No. 4 filed on November 8, 1994 ("Amendment No. 4"), Amendment No. 5 filed on November 18, 1994 ("Amendment No. 5"), Amendment No. 6 filed on December 1, 1994 ("Amendment No. 6") and Amendment No. 7 filed December 16, 1994 ("Amendment No. 7") (collectively, the "Previous Amendments").


Item 3.   Source and Amount of Funds or Other Consideration

          The sole source of the $24,700 used by RHD (through RHD-IRA) in making purchases (all of which have been effected since the filing of Amendment No. 7) of 10,000 shares of the Common Stock of the Issuer came from the personal funds of RHD. No part of the purchase price of the Common Stock of the Issuer acquired by RHD (through RHD-IRA) is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such shares of Common Stock.

          The sole source of the $63,876 used by DI in making purchases (all of which have been effected since the filing of Amendment No. 7) of 24,600 shares of the Common Stock of the Issuer came from the working capital of DI. No part of the purchase price of the Common Stock of the Issuer acquired by DI is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such shares of Common Stock.


Item 4.  Purpose of Transaction

          As noted in the Previous Amendments, the Reporting Persons have continued to review and evaluate the Issuer's business and prospects and to follow the price of the Issuer's shares of Common Stock as reported on the various stock exchanges on which such shares are traded. Based upon the prices at which shares of Common Stock have become available since Amendment
No. 7 was filed, RHD (through RHD-IRA) and DI decided to acquire the additional shares of the Issuer's Common Stock reported herein.

          On January 10, 1995, DI will deliver to the Board of
Directors of the Issuer the letter attached hereto as Exhibit B and incorporated herein by this reference.


Item 5.   Interest in Securities of the Issuer

          (a)(b) As of the date of this Amendment No. 8, DI, RHD, RHD-IRA, RHD-Foundation and Shoup-IRA owned beneficially 700,000, 5,000, 90,000, 2,000 and 2,000 shares of the Common
Stock of the Issuer, respectively. Based on the number of shares of the Issuer's Common Stock outstanding on November 14, 1994 (6,669,924 shares), as reported in the definitive copies of the Notice of Annual Meeting of Stockholders and Proxy Statement of the Issuer dated December 20, 1994 (the "Issuer Proxy Statement"), DI, RHD, RHD-IRA, RHD-Foundation and Shoup-IRA own beneficially approximately 10.49%, .075%, 1.35%, .030% and .030%
of the Issuer's Common Stock, respectively. On November 10, 1994, the Issuer issued to Craig Corporation 1,329,114 shares of 3% Cumulative Voting Convertible Preferred Stock (the "New Preferred Stock"). The New Preferred Stock, which is convertible into shares of Common Stock at any time, votes jointly with the shares of Common Stock on most matters, including the election of directors, on a share-for-share basis. The shares of Common Stock and the shares of New Preferred Stock are collectively referred to as the Voting Stock. DI, RHD, RHD-IRA, RHD-Foundation and Shoup-IRA hold approximately 8.75%, .063%, 1.13%, .025% and .025% of the 7,999,038 shares of Voting Stock reported as outstanding on November 14, 1994 in the Issuer Proxy Statement. Each of DI, RHD, RHD-IRA, RHD-Foundation and Shoup-IRA exercises sole voting and investment power with respect to the shares of Common Stock of the Issuer that beneficially owned by such person.

          (c)  All of the transactions in which shares of Common
Stock of the Issuer were purchased by RHD (through RHD-IRA) and DI since the filing of Amendment No. 7 were open market transactions effected on the American Stock Exchange.

          The following is a description of the transactions effected by RHD-IRA and DI since the filing of Amendment No. 7:


                                      Number of        Price/
Purchaser      Date of Purchase    Shares Purchased    Share

DI               12/21/94              5,300           $2.56
DI               12/22/94              3,300           $2.56
DI               12/23/94              1,000           $2.56
DI               12/27/94             15,000           $2.62
RHD-IRA          12/30/94              6,000           $2.57
RHD-IRA            1/3/95              4,000           $2.32


Item 7.  Material to Be Filed as Exhibits

         Exhibit A - Joint Filing Agreement, dated November 11, 1994, among the Reporting Persons. (Incorporated herein by reference to Exhibit A of Amendment No. 5 to
         Schedule 13D filed on November 18, 1994 with the SEC).


         Exhibit B - Letter, dated January 10, 1995, from DI to the Board of Directors of the Issuer. (Attached hereto beginning at page 11).


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 10, 1995                   Dillon Investors, L.P.


                                By:  /s/ Roderick H. Dillon, Jr.
                                        Roderick H. Dillon, Jr.,
                                                 General Partner


                                         Roderick H. Dillon, Jr.


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                                   Roderick H. Dillon, Jr. - IRA


                                By:  /s/ Roderick H. Dillon, Jr.
                                         Roderick H. Dillon, Jr.


                            Roderick H. Dillon, Jr. - Foundation


                                By:  /s/ Roderick H. Dillon, Jr.
                                        Roderick H. Dillon, Jr.,
                                                         Trustee


                                          Bradley C. Shoup - IRA


                                By:  /s/ Bradley C. Shoup
                                                Bradley C. Shoup